Experience Investment Corp.
100 St, Paul St., Suite 800

Denver, Colorado 80206

April 2, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Office of Trade & Services

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Charlie Guidry and Lilyanna Peyser
Suying Li and Joel Parker

Re:	Experience Investment Corp.
Registration Statement on Form S-4
Originally Filed January 29, 2021
File No. 333-252529

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Experience Investment Corp. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement on Form S-4, as amended by Amendments No. 1 and No. 2 thereto, so that it will become effective at 4:00 p.m., Eastern Time, on Tuesday, April 6, 2021 or as soon thereafter as is practicable.

In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Securities and Exchange Commission

Attention: Charlie Guidry and Lilyanna Peyser

•	the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact William B. Brentani (650-251-5110) of Simpson Thacher & Bartlett LLP with any questions you may have regarding this request. In addition, please notify Mr. Brentani by telephone when this request for acceleration has been granted.

Experience Investment Corp.

By:	/s/ Charlie Martin
Name:	Charlie Martin
Title:	Chief Financial Officer

cc:	Securities and Exchange Commission

William B. Brentani

Simpson Thacher & Bartlett LLP

Karen Garnett

Proskauer Rose LLP